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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                              NOTICE OF LATE FILING

[X] Form 10-KSB [ ] Form 2-F [ ] Form 11-K [ ] Form 10Q [ ] Form N-SAR For the period ended: December 31, 2001

PART I

                           Halifax International, Inc.
                               Name Of Registrant

                  Nevada                                      58-2212465
         STATE OF INCORPORATION             IRS EMPLOYER IDENTIFICATION NO.

           817 W. Peachtree Street, Suite 930, Atlanta, Georgia 30308
                    (Address of Principal Executive Offices)

                                 (404) 816-6100
              (Registrant's Telephone Number, Including Area Code)

PART II - RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

[ ]      (c) The accountant's statement or other exhibit required by Rule 12B-25
         (c) has been attached if applicable


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PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q- N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The registrant has been unable to complete the preparation of its annual report due to delays in gathering information required to complete the preparation of the annual report and its audited financial statements.

(1) Name and telephone number of person to contact in regard to this notification

              Philip E. Lundquist                 (404) 816-6100
                      (Name)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, identify report(s).

                                           Yes [X]           No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           Yes [X]                   No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company is expected to report revenue for its year ended December 31, 2001, and a smaller loss than the prior year.

                           Halifax International, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date:  March 27, 2002               By:   /s/ Philip E. Lundquist
                                       ------------------------------


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         INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath in the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)